UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

June 23, 2010

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the general meeting of shareholders of the Company.

1. Reason for Filing

Given that the proposals were adopted or rejected at the 8th Ordinary General Meeting of Shareholders of the Company held on June 22, 2010, the Company filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1)	Date on Which the General Meeting of Shareholders Was Held

 June 22, 2010

(2)	Details of Matters to be Resolved

 <Company’s Proposals (Proposals 1 through 3)>

Proposal 1:	Disposal of surplus

(i)	Matters related to Dividends from Surplus to Shareholders

Common Stock	JPY 8 per share
Eleventh Series Class XI Preferred Stock	JPY 20 per share
Thirteenth Series Class XIII Preferred Stock	JPY 30 per share

(ii)	Effective Date of Dividends from Surplus

June 22, 2010

Proposal 2:	Appointment of three (3) Directors

It was proposed that Messrs. Takashi Tsukamoto, Setsu Onishi and Takeo Nakano, three (3) in total, be appointed to assume the office of Director.

Proposal 3:	Appointment of two (2) Corporate Auditors

It was proposed that Messrs. Shuzo Haimoto and Masahiro Seki, two (2) in total, be appointed to assume the office of Corporate Auditor.

<Shareholders’ Proposals (Proposals 4 and 5)>

Proposal 4:

Amendment to the Articles of Incorporation (Prohibition of financing for MBO to be made at a low price)

It was proposed that provisions that prohibit financing for MBO to be made at a low price be added to the Articles of Incorporation.

Proposal 5:

Amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

It was proposed that provisions that require the amount of compensation and/or bonus for Directors and Corporate Auditors to be individually described in reference materials attached to the convocation notice of the general meeting of shareholders be added to the Articles of Incorporation.

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1 Disposal of surplus	98,208,265	2,620,801	270,561	94	Adopted

Proposal 2 Appointment of three (3) Directors Takashi Tsukamoto Setsu Onishi Takeo Nakano	97,136,397 97,159,404 97,149,407	3,683,973 3,660,955 3,670,952	281,477 281,488 281,488	93 93 93	Adopted

Proposal 3 Appointment of two (2) Corporate Auditors Shuzo Haimoto Masahiro Seki	97,902,703 99,961,222	2,922,534 864,015	272,332 272,332	94 96	Adopted

Proposal 4 Amendment to the Articles of Incorporation (Prohibition of financing for MBO to be made at a low price)	12,727,803	88,346,262	25,867	12	Rejected

Proposal 5 Amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)	29,525,322	71,578,768	4,377	28	Rejected

(Notes)

Approval requirements for the adoption of each proposal are as follows:

•         Approval of a majority of the voting rights held by the shareholders present at the meeting is required for the adoption of proposal 1.

•         Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third ( 1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 2 and 3.

•         Approval of not less than two-thirds ( 2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third ( 1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 4 and 5.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the date of this general meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the general meeting, which the Company was able to confirm, including those of the shareholders present by proxy and of officers, etc. present, has been counted.

-End-

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